UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-50362

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rainier Pacific 401(k) Employee Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rainier Pacific Financial Group, Inc.
1498 Pacific Avenue
Tacoma, Washington 98402

Financial Statements and Exhibits

(a)	Financial Statements

The Rainier Pacific 401(k) Employee Stock Ownership Plan became effective as of January 1, 1998. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of and for the years ended December 31, 2007 and 2006.

(b)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Rainier Pacific 401(k) Employee Stock
Ownership Plan

/s/Waylin L. McCurley
Trustee, Rainier Pacific 401(k) Employee Stock
Ownership Plan

Date: June 26, 2008

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statement of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-10

SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i - schedule of assets (held at end of year)	11-12

See accompanying notes.

REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees
Rainier Pacific 401(k)
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Rainier Pacific 401(k) Employee Stock Ownership Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Everett, Washington
June 26, 2008

1

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007
ASSETS	Allocated	Unallocated	Total
Investments, at fair value
Mutual funds	$ 10,006,295	$ -	$ 10,006,295
Guaranteed investment contract	441,673	-	441,673
Sponsor company common stock	3,554,766	5,779,799	9,334,565
Money market fund	124,198	21,768	145,966
Participant loans	99,330	-	99,330

	14,226,262	5,801,567	20,027,829

Total assets	14,226,262	5,801,567	20,027,829

LIABILITIES
Loan payable	-	4,219,871	4,219,871

NET ASSETS AVAILABLE FOR
BENEFITS	$ 14,226,262	$ 1,581,696	$ 15,807,958

December 31, 2006
ASSETS	Allocated	Unallocated	Total
Investments, at fair value
Mutual funds	$ 10,190,121	$ -	$ 10,190,121
Guaranteed investment contract	475,412	-	475,412
Sponsor company common stock	3,951,128	9,085,312	13,036,440
Money market fund	69,476	161,832	231,308
Participant loans	146,665	-	146,665

	14,832,802	9,247,144	24,079,946

Other assets
Employer contributions receivable	203,462	-	203,462

Total assets	15,036,264	9,247,144	24,283,408

LIABILITIES
Loan payable	-	4,861,251	4,861,251
Other payable	30,313	285,830	316,143

NET ASSETS AVAILABLE FOR
BENEFITS	$ 15,005,951	$ 4,100,063	$ 19,106,014

See accompanying notes.	2

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS
ATTRIBUTED TO
Investment income
Net appreciation in fair value of
mutual funds	$ 266,528	$ -	$ 266,528
Net appreciation in guaranteed
investment contract	20,065	-	20,065
Net depreciation in fair value of
sponsor company common stock	(1,082,354)	(2,125,747)	(3,208,101)
Interest	8,013	6,451	14,464
Dividends	762,594	103,602	866,196
Allocation of 67,897 shares of common
stock of sponsor company, at market	1,005,540	-	1,005,540

	980,386	(2,015,694)	(1,035,308)

Contributions
Participants	608,956	-	608,956
Employer	-	731,692	731,692
Rollovers	784	-	784

	609,740	731,692	1,341,432

Total additions	1,590,126	(1,284,002)	306,124

DEDUCTIONS FROM NET ASSETS
ATTRIBUTED TO
Benefits paid to participants	2,336,590	-	2,336,590
Interest expense	-	194,450	194,450
Administrative expense	33,225	34,375	67,600
Diversification	-	-	-
Allocation of 67,897 shares of common
stock of sponsor company, at market	-	1,005,540	1,005,540

Total deductions	2,369,815	1,234,365	3,604,180

NET DECREASE	(779,689)	(2,518,367)	(3,298,056)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	15,005,951	4,100,063	19,106,014

End of year	$ 14,226,262	$ 1,581,696	$ 15,807,958

3	See accompanying notes.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan

The following description of the Rainier Pacific 401(k) Employee Stock Ownership Plan (previously the Rainier Pacific Savings Bank Profit Sharing 401(k) Plan) (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering generally all employees of Rainier Pacific Financial Group, Inc. and its affiliates (the Company). The Company established the Rainier Pacific Savings Bank Profit Sharing 401(k) Plan effective January 1, 1998. The Plan was amended and restated effective January 1, 2003 to eliminate the money purchase pension contribution provision, concurrently establish a leveraged employee stock ownership plan (the ESOP), and rename the Plan to the Rainier Pacific 401(k) Employee Stock Ownership Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Formation of ESOP - The ESOP portion of the Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the Code). The Plan purchased Company common shares using the proceeds from a loan from the Company (Note 7). The loan is to be repaid over a period of 10 years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

The loan is collateralized by the unallocated shares of Company common stock. The Company has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan as of December 31, 2007 and 2006, and for the year ended December 31, 2007, present separately the assets and liabilities and changes therein pertaining to:

            (a)     the accounts of eligible employees (Allocated); and

            (b)     stock not yet allocable to eligible employees (Unallocated).

Eligibility - Employees who have completed six months of service and are age 18 or older are eligible to participate in the employee deferral and Company discretionary match portions of the Plan. Employees who have completed one year of service, defined as 1,000 hours, and are age 18 or older are eligible to participate in the ESOP contribution and the discretionary profit sharing contribution.

Contributions - Each year, participants may elect to contribute a percentage of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

For the year ended December 31, 2007 and 2006, for the 401(k) provision of the plan, the Company made discretionary matching contributions equal to 100% of each participant’s eligible contributions for the first 3% of compensation, plus 50% of each participant’s eligible contributions up to the next 2% of compensation. For the ESOP portion of the Plan, the Company is obligated to make contributions in cash to the Plan that when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its ESOP loan.  For the years ended December 31, 2007 and 2006, the Company made ESOP contributions equal to the payment due on the ESOP loan from the Company.  The Company made an additional discretionary ESOP contribution for the year ended December 31, 2007.  There was no discretionary profit sharing contribution in December 31, 2007 or 2006. Contributions are subject to certain limitations.

Voting rights - Each ESOP participant is entitled to exercise voting rights attributable to the Company’s common stock shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares in the same proportion as those voting instructions provided by participants who vote their allocated shares.

Vesting - Participants are fully vested in their deferral contributions and discretionary Company matching contributions, plus actual earnings thereon, at all times. Participants vest in the ESOP contribution and any discretionary profit sharing contribution at the rate of 20% per year after three years of credited service and become 100% vested after seven years of service.  Participants generally become fully vested upon the participant’s death or upon permanent disability.

Participant accounts - The Plan is a defined contribution plan under which a separate individual account is established for each participant. For the 401(k) provision of the Plan, each participant’s account is credited with the participant’s salary deferral contributions and allocations of (a) the Company’s contributions (cash and/or Company common stock) and (b) Plan earnings and losses. For the ESOP portion of the Plan, each participant’s account is credited as of the last day of each plan year with an allocation of shares of the Company’s common stock released by the trustee from the unallocated shares account. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. Allocations of the Company’s common stock are based on a participant’s eligible compensation, relative to total eligible compensation. Plan earnings or losses are allocated to each participant’s account based on the ratio of the participant’s account balance, as defined by the Plan, to all participants’ account balances.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

Put option - The Plan provides a put option available to any participant who receives a distribution of Company common stock. The put option is a right to demand that the Company buy any shares of its stock distributed to participants at the fair market value. The put option provides for two option periods totaling 120 days. The first 60 day option period begins on the date of distribution. If the put option is not exercised within this first option period, a second 60 day option period is available beginning on the first day of the Plan year following the Plan year in which the first option period occurred. The put price is representative of the fair market value of the stock. The purpose of the put option is to ensure that the participant has the ability to ultimately obtain cash.

Diversification - Prior to January 1, 2007, participants who are at least age 55 with 10 years of participation in the Plan could elect to diversify a portion of their ESOP investment in Company stock into alternative investment options. The qualified election period is the six-year period commencing with the Plan year in which the participant becomes a qualified participant.  In each of the first five years, a participant may diversify up to 25% of the number of shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%. Participants who elect to diversify will be offered an investment in at least three investment options selected by the Plan administrator.

After January 1, 2007, the Plan was amended to comply with the Pension Protection Act of 2006, providing Participants who satisfied three years of participation in the Plan with the opportunity to diversify part or all of their ESOP investment in Company stock into alternative investment options.  Diversification of their ESOP investment in Company stock is offered quarterly to each eligible Participant.  Participants who elect to diversify will be offered an investment in at least three investment options selected by the Plan administrator.

Participants have the opportunity to diversify part or all of their Company stock invested within the 401(k) portion of the Plan on a daily basis, except during restricted trading periods.

Risks and uncertainties - The plan provides for various investment options that in turn invest in a variety of investments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that certain changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Forfeited accounts - At December 31, 2007 and 2006, forfeited nonvested balances of $49,232 and $81,944, respectively, were available to reduce future employer contributions.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan (continued)

Participant loans - Participants may borrow from their 401(k) fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms cannot exceed five years unless used to purchase a principal residence. Loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll withholding over the loan term, on at least a quarterly basis.

Payment of benefits - Upon retirement, participants may elect to receive an annuity, a lump-sum payment, or periodic installments. Upon termination of employment, participants may transfer their vested account balance to other qualified plans or take a lump-sum distribution. If the value of the account has not exceeded $1,000 at any time, a lump-sum distribution will be made in accordance with Plan provisions. Distributions of a participant’s ESOP account balance are made in cash, Company common stock, or a combination of cash and Company common stock at the discretion of the Plan Administrator; however, the participant has the right to demand a distribution in Company common stock.

Plan Expenses - The majority of the expenses of the Plan are paid by the Plan.

Note 2 - Summary of Significant Accounting Policies

             Basis of accounting - The Plan’s financial statements are prepared under the accrual basis of accounting.

Investment valuation and income recognition - Mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is traded on the NASDAQ Global Market and valued at the quoted market price at closing of the last trading day of the year. Participant loans are valued at cost, which approximates fair value.

The investment in the guaranteed investment contract (GIC) is carried at contract value and represents the Plan’s participation in a GIC offered through MetLife under a group annuity contract. The GIC’s guaranteed contract value represents contributions, plus interest (net of any administrative fees), less withdrawals. MetLife guarantees that the contract will pay withdrawals initiated by the Plan’s participants up to the amount of the guaranteed value, subject to the terms of the related contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The assets of the Met Life GIC are invested in various separate accounts.

The GIC’s market value equals the value of the investments in the related separate accounts. The GIC’s market value at December 31, 2007 and 2006, approximated contract value. Under the terms of the GIC, interest is earned at a fixed rate (net of all MetLife fees) for a fixed period as periodically declared by MetLife, but in no event less than 0%. The average guaranteed credited rate for the years ended December 31, 2007 and 2006, for the GIC was approximately 4.47% and 4.46%, respectively.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Significant Accounting Policies (continued)

The Plan can elect to end its participation in the GIC at any time. If the Plan elects to end participation, the Plan will receive the lesser of the guaranteed contract value or market value; if the market value is less than the guaranteed contract value, the Plan may have the option of transferring its investment to a fixed rate, fixed maturity, general account contract of MetLife, in which case the Plan’s guaranteed value would be maintained.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) of investments in the statement of changes in net assets available for benefits includes both realized and unrealized gains and losses.

Payment of benefits - Benefits are recorded when paid.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 4 - Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 10, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Investments

Participants direct their 401(k) contributions into various mutual funds and an insurance investment contract. The following presents the fair values of 401(k) investments that represent 5% or more of the Plan’s net assets at December 31:

	2007	2006

American Funds Growth Fund A	$1,881,134	$1,901,579
American Funds Europacific A fund	$1,024,615	$996,655
Baron Growth Fund	$1,347,212	$1,396,791
Davis NY Venture A Fund	$1,072,519	$1,147,387
Goldman Sachs Mid Val A Fund	$1,338,968	$1,460,680
Oppenheimer Global A	$972,813	$1,028,257
Neuberger Berman Genesis	$926,981	$--

The following presents the Plan’s investments in sponsor Company common stock (ESOP) at December 31:

2007	Unallocated	Allocated	Total
Rainier Pacific Financial Group, Inc.
Common stock
Number of shares	390,263	235,150	625,413

Cost	$3,902,630	$2,351,500	$6,254,130

Market	$5,779,795	$3,482,572	$9,262,367

The Plan was amended as of January 1, 2007 to allow participants to purchase company stock within the 401(k).  At December 31, 2007, the 401(k) had $387,779 of Company stock.

2006	Unallocated	Allocated	Total
Rainier Pacific Financial Group, Inc.
Common stock
Number of shares	458,159	199,251	657,410

Cost	$4,581,590	$1,992,510	$6,574,100

Market	$9,085,312	$3,951,128	$13,036,440

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 6 - Administration of Plan Assets and Related Party Transactions

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

The Company has retained the services of a third-party administrator to perform certain other administrative functions. Administrative expenses charged by the third-party administrator and investment service fees are paid by the Plan.

Note 7 - Loan Payable

In 2003, the Plan entered into a $6,754,270 term loan agreement with the Company that bears interest at 4% per annum. The proceeds of the loan were used to purchase Company common stock for the ESOP portion of the Plan. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The scheduled principal amortization of the loan for the next five years and thereafter is as follows:

YEAR ENDING DECEMBER 31,	PRINCIPAL AMOUNT

2008	$667,035
2009	693,716
2010	721,465
2011	750,324
2012	780,337
Thereafter	606,994

$4,219,871

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

RAINIER PACIFIC 401(k)
EMPLOYEE STOCK OWNERSHIP PLAN
E.I.N. 91- 0435661, PLAN NUMBER 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

			(c)
		(b)	DESCRIPTION OF INVESTMENT
		IDENTITY OF ISSUER,	INCLUDING MATURITY DATE,				(e)
		BORROWER, LESSOR,	RATE OF INTEREST, COLLATERAL,			(d)	CURRENT
(a)		OR SIMILAR PARTY	PAR OR MATURITY VALUE			COST**	VALUE
			NUMBER OF
			SHARES OR		MATURITY
			FACE VALUE	RATE	DATE
		Mutual Funds
		Allianz RCM Global Technology Fund	8,959				$ 452,947
		American Funds EuroPacific A Fund	20,142				1,024,615
		American Funds Growth Fund A Fund	55,311				1,881,134
		Baron Growth Fund	26,588				1,347,212
		Davis NY Venture A Fund	26,806				1,072,519
		Eaton Vance World Health	2,742				77,651
		Goldman Sachs Mid Val A	37,877				1,338,968
		Mutual Financial Services	1,489				27,835
		Neuberger Berman Genesis Adv Fund	32,198				926,982
		Oppenheimer Global	13,407				972,812
		Phoenix-Duff Real Estate A Fund	2,563				73,935
		PIMCO Total Return A Fund	46,921				501,586
		Vanguard 500 Index Fund	2,760				308,099

		Total mutual funds					10,006,295

		MetLife Stable Value Fund (Guaranteed
		Investment Contract)	30,252				441,673

		Schwab Money Market Fund				145,966	145,966

		Rainier Pacific Unitized Trust	8,355				72,198

	*	Rainier Pacific Financial Group, Inc.	625,413			6,254,130	9,262,367

	*	Participant Loans		4% - 8.25%		-	99,330

						$ 6,400,096	$ 20,027,829
*	A party-in-interest as defined by ERISA
**	Cost omitted for participant-directed funds

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-117568 on Form S-8 of Rainier Pacific Financial Group, Inc.  of our report dated June 26, 2008, with respect to the financial statements and supplemental schedule of the Rainier Pacific 401(k) Employee Stock Ownership Plan as of December 31, 2007 and 2006 and for the year ended December 31, 2007, included in this Annual Report on Form 11-K.

/s/Moss Adams LLP
Everett, WA
June 26, 2008